Richard S. Meller	Sears Tower, Suite 5800
Direct Dial (312) 876-6521	233 S. Wacker Dr.
richard.meller@lw.com	Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

FIRM/AFFILIATE OFFICES
	Boston	New York
	Brussels	Northern Virginia
	Chicago	Orange County
	Frankfurt	Paris
	Hamburg	San Diego
December 21,2005	Hong Kong	San Francisco
	London	Shanghai
	Los Angeles	Silicon Valley
	Milan	Singapore
VIA FACSIMILE (202) 772-9203	Moscow	Tokyo
AND FEDERAL EXPRESS	New Jersey	Washington, D.C.

Michael K. Pressman	File No. 024798-2005
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bally Total Fitness Holding Corporation
PRE 14A filed December 6, 2005
Soliciting Material filed pursuant to Rule 14a-12
on December 6, 7, 8,13 and 15, 2005
File No. 1-13997
Dear Mr. Pressman:
     We are writing to respond to comments contained in the letter dated December 20, 2005 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-referenced preliminary proxy statement (the “Proxy Statement”) and soliciting materials filed by Bally Total Fitness Holding Corporation (the “Company”).
     Concurrently herewith we are filing a revised preliminary proxy statement, which addresses each of the Staff’s comments as described below and updates certain other information in the proxy statement. The Staff’s comments are reproduced below in bold type and are followed by the Company’s response.
General
1.	Revise page 1 of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).
RESPONSE: In response to the Staff’s comment, the Company has revised page 1 of the Proxy Statement and the form of proxy to clearly mark them as “Preliminary Copies.”
What happens if I submit a proxy card without giving specific voting instructions?

Securities and Exchange Commission
December 21, 2005

2.	Please clarify the items for which brokers or nominees will not be permitted to exercise voting discretion.
RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 3 of the Proxy Statement delineating the specific matters for which brokers or nominees will not be permitted to exercise voting discretion.
Proposal 1 — Election of Directors, page 5
3.	We note your statement that you have not nominated Mr. Kornstein for election “due in part to the concern given the relationship of Mr. Kornstein to Liberation and Mr. Burdick’s relationship to Pardus, that the interests of all shareholders and not just a particular constituency or constituencies are better served by a slate which includes Mr. Langshur in lieu of Mr. Kornstein.” Your disclosure implies that there is some relationship between Pardus and Liberation. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made.
RESPONSE: The Company believes that Pardus and Liberation have a relationship and that such relationship is acknowledged in Appendix A to Liberation’s amended preliminary proxy filed with the SEC on December 14, 2005 which states that “Don R. Kornstein, one of Pardus’ director nominees, was suggested as a possible candidate by Mr. Pearlman.” Therefore, and in response to the Staff’s comment, the Company has included such disclosure on p. 4 of the Proxy Statement.
In addition, further evidence in support of a relationship between Pardus and Liberation is included in Paragraphs 36-39 in the complaint filed by the Company against Liberation in federal court in the State of Delaware on December 5, 2005, a copy of which was filed as Exhibit 99.3 to the Company’s additional definitive proxy materials filed on December 7, 2005. See Exhibit A attached hereto.
Other Business, page 41
Liberation Proposal, page 41

4.	We note your statement that Liberation has “made unsubstantiated claims to the press and in Securities and Exchange Commission filings all of which appear to be designed primarily to disrupt and distract Bally management from focusing on executing the Company’s new business plan and enhancing value for all stockholders.” Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplement basis. While we recognize you have prefaced this particular assertion as a belief, please revise to explain why you believe that the “facts” support your belief that Liberation’s efforts

Securities and Exchange Commission
December 21, 2005

are “designed primarily” designed to prevent management from “enhancing value for all shareholders.” Further, please explain the basis for your statement that Liberation has made “unsubstantiated claims” to the press and in public filings.
RESPONSE: In response to the Staff’s comment, the Company has revised its statement to make clear that Liberation has initiated repeated demands, inquiries, proposals, lawsuits and threats of lawsuits and made numerous claims. In support of such statement, the Company supplementally advises the Staff that since the beginning of 2004, Mr. Pearlman has submitted five proposals for stockholder consideration over two meetings, written and published 11 letters to the Board of Directors and has filed three separate lawsuits against the Company (each immediately published via 13D or 14A amendment), including a Section 220 requests for stockholder list and books and records, to which the Court granted initial access to no more than the very same materials the Company offered to Mr. Pearlman when he first requested such materials from the Company. See Exhibit B attached hereto.
Mr. Pearlman’s “unsubstantiated claims” include outright falsehoods, such as:
•	“Through a significantly depressed stock price, the market has been sending a clear, strong message for some time now that Bally is not heading in the right direction. Last week’s announcements only serve to confirm this perception of Bally, We believe that the majority of Bally’s stakeholders concur with our views regarding the need to change leadership at the Company, as we have heard from many stockholders and bondholders that they have lost confidence in the existing senior management.” Exhibit 11 to Liberation 13D/A filed on July 19, 2005.
           Compare to his testimony under oath in connection with the Section 220 proceeding he brought in which he evaded and then confirmed there was no such broad-based support for changing management:
•	Q: Have other shareholders expressed a view to you that Mr. Toback should be removed?

•	A: I think I have expressed that there is some who have expressed a lot of displeasure with him. I take that—I interpret that to mean if I sat in a room and asked, they would probably say, yes, they would like him removed.

•	Q: But nobody specifically told you that they wanted him removed?

•	A: There is that one person but I don’t remember who made the comment. Something to the effect if they remove him, the stock price would double. So I took that to mean that they would probably be in favor of removing him.

•	Q: But you don’t remember who told you?

•	A: I don’t remember who told me.
5.	We note your statement that “Mr. Toback has been doing an outstanding job as the Company’s chief executive officer.” Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief.

Securities and Exchange Commission
December 21, 2005

     RESPONSE: In response to the Staff’s comment, the Company has revised the statement on p. 41 and included a reference to the increase in net profit for the first nine months of 2005, compared to loses in 2003 and 2004, as the basis for now stating that Mr. Toback has “steered the Company back on the right track.”
6.	Avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, we note your statement “[a]side from the illegality. ” on page 42 and your statement that “many of the accounting issues facing the Company today arose when Mr. Pearlman was the special financial consultant to Bally’s former chief executive officer.”
        RESPONSE: In response to the Staff’s comment regarding the statement “[a]side from the illegality,” we have revised the language in the proxy to make clear that such statement is the Company’s opinion and to reference support for such belief. Specifically, this statement now references the lawsuit filed by the Company in federal court in Delaware alleging that the Liberation proposals to amend the Company’s bylaws are illegal. Under Section 141(a) of Delaware General Corporate Law and the Company’s Certificate of Incorporation, “the business affairs of the Corporation shall be managed by or under the direction of the Board of Directors” and that “the Board of Directors shall have the power to make, adopt, amend, change or repeal the Bylaws of the Corporation by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.” Further, in an recent article regarding Liberation’s proposals, Executive Vice President Patrick McGurn of shareholder advisory firm Institutional Shareholder Services states, “the primary role of the board of directors is to monitor, select or replace the senior management.” If shareholders have that power, he said, it “begs the question, ‘What are boards for?’” See “Bally Fitness Case Illuminates Issue of Holder Democracy,” by Antonie Boessenkool, December 20, 2005, attached hereto as Exhibit C. We believe that factual foundation provided for this opinion is reasonable.
In response to the Staff’s comment regarding the statement “many of the accounting issues facing the Company today arose when Mr. Pearlman was the special financial consultant to Sally’s former chief executive officer,” the Company has revised this statement to clarify its assertions and to provide support therefor. The proxy statement now discloses that Mr. Pearlman served as a financial advisor in two of the transactions which gave rise to accounting issues relating to the impairment of goodwill: the acquisition of Crunch Fitness Centers and the acquisition of Sports Club of Canada. We believe that the factual foundation provided for this opinion is reasonable.
Expense of Solicitation, page 43
7.	We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information

Securities and Exchange Commission
December 21, 2005

posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
RESPONSE: The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.
Preliminary Proxy Card
8.	Please expand your description of the Pardus proposal. Refer to Rule 14a-4(a)(3).
RESPONSE: In response to the Staff’s comment, we have revised the proxy card to more fully describe the Pardus proposal in accordance with Rule 14a-4(a)(3).
9.	Please advise us how the form of proxy with respect to Proposal 1 complies with Rule 14a-4(b)(2), or revise the form of proxy to fully comply with this provision.
RESPONSE: In response to the Staff’s comment, we have revised the form of proxy to fully comply with Rule 14a-4(b)(2) by including the following language: INSTRUCTION: To withhold authority to vote for any individual nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).
DEFA 14A filed December 7, 2005
Exhibit 99.1

10.	Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplement basis. You must have a reasonable basis for all statement in your document, even those quoted from other sources. Provide the basis for these statement as it appears they are allegation in a complaint which have not been proven.
        RESPONSE: Exhibit 99.1 is a press release summarizing the allegations of a complaint filed by Bally in Federal court. The complaint is subject to Rule 11 of the Federal Rules of Civil Procedure, which impose sanctions for, among other actions, filing a complaint (i) for “any improper purpose, such as to harass or to cause unnecessary delay or needless increase in the cost of litigation” or (ii) “which the allegations and other factual contentions [do not] have evidentiary support or, if specifically so identified, are [not] likely to have evidentiary support after a reasonable opportunity for further investigation or discovery.” The text of the complaint, together with the exhibits, contain the reasonable basis for the statements in the press release. It should be noted that Liberation amended its preliminary proxy materials in response to allegations in the complaint.

Securities and Exchange Commission
December 21, 2005

11.	In addition, we note your statement that the lawsuit “seeks to, among other things, enjoin Liberation from continuing to disseminate false and misleading information in direct violation of the federal securities laws, including applicable proxy laws.” Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.
          RESPONSE: As indicated above, the allegations made in the complaint are required to have evidentiary support or be likely to have evidentiary support upon further investigation. The text of the complaint, together with the exhibits, contain the factual foundation for the statements in the press release.
DEFA 14A filed December 8, 2005
12.	We note your statement that “finally ending an 18-month quiet period brought on by the need to correct errors and issues caused by you and your partner, former CEO Lee Hillman.” Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.
          RESPONSE: In the press release issued on February 8, 2005, attached hereto as Exhibit D, disclosing the results of the Company’s Audit Committee investigation into various accounting issues, the Audit Committee “found multiple accounting errors in the Company’s financial statements and concluded that the Company’s former Chairman and Chief Executive Officer Lee Hillman (held position from 1996 to 2002) and former Chief Financial Officer John Dwyer (held position from 1996 to 2004) were responsible for multiple accounting errors and creating a culture within the accounting and finance groups that encouraged aggressive accounting.”
          Furthermore, Mr. Pearlman served as financial advisor in two of the transactions which gave rise to accounting issues relating to impairment of goodwill: the acquisition of Crunch Fitness Centers and the acquisition of Sports Club of Canada. We believe the Audit Committee’s findings coupled with Mr. Pearlman’s involvement in the two specified transactions which gave rise to accounting issues, provide a reasonable basis for the statement in the letter to Liberation.
13.	We note the statement “instead of negotiating in good faith, you have chose to torpedo the process . . .” Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make

Securities and Exchange Commission
December 21, 2005

charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.
RESPONSE: When the Company made this statement, it did so believing that it fairly characterized the turn of events with respect to the negotiations with Pardus. The Company made repeated and good faith efforts to reach a reasonable, negotiated settlement with Pardus in the interest of all shareholders. It had met with Pardus several times and interviewed director nominees proposed by Pardus. See Pardus Proxy and October 18, 2005 letter from Bally to Pardus. On December 8, 2005, however, in an exhibit to Amendment No. 11 to Schedule 13D, Pardus demanded four Pardus designees be appointed to the Company’s board and that such persons have effective veto over the Company’s strategic alternatives process by virtue of the further demand that a special committee of the Board control the Company’s strategic alternatives process and that designees of Pardus hold a blocking position (2 of 4 seats) on that committee. The effect of such structure would be to preclude any transaction which Pardus did not support.
DEFA 14A filed December 8, 2005
Letter to Shareholders
Supporting Independent, Qualified Directors

14.	Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. For example,
•	“Pardus wants to control one-third of the Board in hopes of allowing them to steer a future transaction that may not be in the best interests of all shareholders.”

•	“he is close affiliated with Mr. Pearlman, the CEO of Liberation Investments, a fact neither Pardus nor Liberation has seen fit to disclose.”

•	“in violation of his separation agreement with Bally.”
RESPONSE: The Company recognize that the statements referenced in this section 14 require factual foundation, and in response, provides the following supplemental information. As support for the statement that “Pardus wants to control one-third of the Board,” the Company refers to Proposal 1 of the preliminary proxy statement filed by Pardus on Form PREC14A on December 6, 2005, which states on page 12 that “the Fund proposes that the Company’s stockholders elect Charles J. Burdick, Barry R. Elson, and Don R. Kornstein as the three Class III directors of the Company at the 2005 Annual Meeting.” The Company’s Board presently

Securities and Exchange Commission
December 21, 2005

consists of nine directors, and thus, in the event that Pardus is successful in its proxy solicitation, it would control one-third of the Board.
Further evidence is provided by Exhibit 9 to Amendment No. 11 to Schedule 13D filed with the SEC on December 8, 2005. In this Exhibit, Pardus states that any sale process for the Company should be run by a committee, that in their opinion “should include at least two of Messrs. Burdick, Elson and Kornstein and either of the two independent board members elected this past week, Steven S. Rogers and Adam Metz.” As noted above, the practical effect of such an arrangement would be to provide a veto power to Pardus’ designees over any transaction.
As to the statement as to Pardus’ desire to “steer a future transaction” we supplementally direct the Staff to the Form 13D/A filed by Pardus on October 5, 2005, which states that “[Pardus] has also communicated to management of the Company its willingness to consider participating in strategic alternatives for the Company, including, among other alternatives, a sale of the business, asset sales, equity financings and/or debt financings.” This statement reflects Pardus’ desire to enter into a “future transaction.” When coupled with the blocking position sought by Pardus as noted above, the Company believes its statement has a reasonable basis.
The final clause of the first bullet which reads, “that may not be in the best interests of all shareholders,” refers to the inherent self-interest in which any shareholder, including Pardus, would act, if it was considering or proposing alternative strategic transactions. The Company believes that this clause neither impugns character, integrity or personal reputation nor makes charges of illegal, improper or immoral conduct. Rather, this clause is a conclusion drawn by the Company, which the Company is entitled to make, based on the above facts,. It is the Company’s position that supporting documentation is not necessary.
As support for the statement referenced in the second bullet above, which indicates that “[Don R. Kornstein] is affiliated with Mr. Pearlman, the CEO of Liberation,” please refer to Appendix 1 of the proxy statement filed by Liberation on Form PRRN14A on December 14, 2005, which states that “Don R. Kornstein, one of Pardus’ director nominees, was suggested as a possible candidate by Mr. Pearlman,” and that, “During the 17 years of their acquaintance, Mr. Pearlman has been involved in a few business relationships with Mr. Kornstein.” Liberation’s proxy statement goes on to list some of those business relationships between Mr. Pearlman and Mr. Kornstein, including multiple consulting arrangements, concurrent nominations to serve together on the board of another company, and the existence of an “investment that Mr. Kornstein and his wife have jointly made in Liberation Investments, L.P.” These arrangements all support the assertion that Mr. Kornstein is affiliated with Mr. Pearlman.
As to the third bullet above, Mr. Hillman’s participation as an investor in the Liberation fund is “in violation of his separation agreement with Bally.” Mr. Hillman’s separation agreement states that Mr. Hillman may not “acquire ownership directly or indirectly ... of any securities ... or other equity interests in the Company.” (See Exhibit 99.1 to the Company’s 8-K filed with the Commission on December 11, 2002 attached hereto as Exhibit E). According to Liberation’s 14A filed with the Commission on December 14, 2005, “The Lee S. Hillman Revocable Trust is currently a small limited partner in Liberation Investments, L.P., whose investment represents no

Securities and Exchange Commission
December 21, 2005

more than 0.38% of the capital of Liberation ...” This investment by Mr. Hillman in a fund deemed to beneficially own approximately 10.8% of the Company, regardless of its size, violates the separation agreement, which prohibits any indirect ownership of the Company’s securities.
We are filing this letter via EDGAR and arranging to have delivered to you a courtesy copy of this letter and the revised preliminary proxy statement marked to show changes from the previously filed preliminary proxy statement. If you have any questions or require any further information with respect to the foregoing responses, please contact the undersigned at (312) 876-6521.

Very truly yours

/s/ Richard S. Meller

Richard S. Meller
Of Latham & Watkins LLP

cc:	Marc Bassewitz
Mark Gerstein
Kerry Ducey

Exhibit A

BALLY TOTAL FITNESS HOLDING CORP (BFT) 8700 WEST BRYN MAWR AVENUE SECOND FLOOR CHICAGO, IL 60631 773-380-3000 http://www.ballyfitness.com/

EX-99.3
COMPLAINT FILED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
DEFA14A Filed on 12/07/2005
File Number 001-13997

LIVEDGAR ® Information Provided by Global Securities Information Inc.
800,609,115
WWW.gsionline.com

Exhibit 99.3
IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

BALLY TOTAL FITNESS HOLDING	No.
CORPORATION,

Plaintiff,

v.
LIBERATION INVESTMENTS, L.P.,
LIBERATION INVESTMENTS, LTD.,
LIBERATION INVESTMENT GROUP LLC and
EMANUEL R. PEARLMAN,

Defendants.
COMPLAINT
     Plaintiff Bally Total Fitness Holding Corporation (“Bally” or the “Company”), by and through its undersigned attorneys, for its complaint against Defendants Liberation Investments, L.P., Liberation Investments, Ltd., Liberation Investment Group LLC, and Emanuel R. Pearlman (collectively, “Defendants”), alleges as follows:
INTRODUCTION
     1. This action involves false and misleading statements made by Defendants in materials (the “Disclosure Documents”) filed with the Securities and Exchange Commission pursuant to Section 14(a) and Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Defendants’ Disclosure Documents contain materially false statements and fail to disclose material facts regarding Defendants’ motives, intentions, and conflicts of interest resulting from their undisclosed associations with Bally’s now discredited former CEO. The most recent of the Disclosure Documents includes a stockholder proposal (the “Stockholder Proposal”) that Defendants intend to submit for discussion at the Company’s upcoming annual meeting of stockholders, presently scheduled for January 26, 2006. The Disclosure Documents misrepresent the true purposes and effects of the Stockholder Proposal and fail to disclose the fact that the Stockholder Proposal is illegal on its face and invalid under Delaware law and Bally’s certificate of incorporation.
     2. Defendants’ Stockholder Proposal is the latest salvo in an ongoing battle being waged by Defendants against Bally’s current management. The Stockholder Proposal was designed to be — and was — widely reported in the press. It is a blatant attempt by Defendants to mislead investors into believing that the Stockholder Proposal is a legal and disinterested proposal to enhance the value of Bally’s stock, when, in fact, the Stockholder Proposal is a wholly illegal and improper proposal designed only to advance the interests of Defendant Pearlman, his affiliated companies, and his close friends, including the now discredited former CEO of the Company who is an investor in Defendant Liberation.

associated) that bears responsibility for Bally’s accounting problems, and (2) oust the current CEO and influence the appointment of successors in order to prevent Bally from taking action against Hillman for his past misconduct; and
          d. are among Defendants’ actions in the guise of stockholder activism, the aim and end of which is in fact to benefit personally Pearlman and his close friends, to the detriment of stockholders at large.
     34. On December 5, 2005, Bally filed a complaint in the Delaware Court of Chancery seeking a declaration that the Stockholder Proposal is invalid and illegal under Delaware law and the Company’s Certificate of Incorporation. Bally is requesting that court to expedite its proceedings.
     35. Upon information and belief, Defendants’ Stockholder Proposal is intended, at least in part, (i) to prevent, forestall or deflect attention from any efforts by the Company to take action against Hillman for the errors leading to restatement, (ii) to retaliate against current management for the Audit Committee independent investigation’s (the “Independent Investigation’s”) attribution of such errors to the conduct of former management or (iii) to prevent current management from taking action against Hillman and his management team as they have publicly reserved the right to do. Upon information and belief, Defendants’ Stockholder Proposal is intended to trick investors into believing that new management is responsible for the Company’s historic accounting errors, which the Independent Investigation determined were caused by Hillman and his management team’s “culture... that encouraged aggressive accounting.” Defendants’ Stockholder Proposal is materially false and misleading in indicating that it is intended to advance shareholder rights and omitting to disclose the true purposes and motivations as detailed above.
Defendants Fail to Reveal That They Sponsored One
of the Insurgent Director Candidates Proposed by Pardus
and Support Pardus’ Slate of Director Candidates
     36. On November 17, 2005, Pardus European Special Opportunities Master Fund L.P., Pardus Capital Management L.P., Pardus Capital Management LLC, and others (“Pardus”) filed a Form 14A disclosing their intent to nominate Donald Kornstein and two others as an insurgent slate of directors to be considered for election to the Bally Board at the Annual Meeting. These directors, if elected, would replace the chairperson of the Company’s Audit Committee, Eric Langshur, who was appointed to the Board after Hillman’s and Pearlman’s departure.
     37. Pardus and Kornstein appear to have no prior relationship, but Pearlman and Kornstein clearly do. From 1994 until 2000, Kornstein served as the Chief Executive Officer, President, and director of Jackpot Enterprises, Inc., a company with which Pearlman was also involved as a financial and strategic development advisor. Moreover, in October 2003, Kornstein — and Hillman — were nominated by Pearlman to an insurgent slate of director candidates for the Board of InterTan, Inc., another company in which Pearlman held a significant stake.

     38. In their Disclosure Documents, Defendants have not disclosed any arrangement or understanding with any other Bally stockholder, although the securities laws require that any such relationship be disclosed. Pearlman claims he is not working in concert with Pardus, and none of the Defendants has expressed any formal position concerning the election of Pardus’ slate of director candidates. However, by making the Stockholder Proposal, Defendants are attempting to influence shareholders to vote for Pardus’ slate by implying shortcomings in the incumbent directors. Moreover, Pearlman and Pardus admit that Pearlman suggested that Kornstein should be nominated to the board. Upon information and belief, Pearlman fully supports the election of his long-time loyalist Kornstein to a director position, but has chosen to dispense with the inconveniences and requirements of the securities laws regarding the solicitation of proxies or the disclosure of that plan.
     39. Defendants’ failure to disclose their support for Pardus’ nominee, Kornstein, whom Pearlman himself (1) has previously nominated, and (2) suggested for nomination to the Bally board of directors, constitutes a violation by Defendants of Section 13(d) of the Exchange Act.
COUNT I
VIOLATION OF SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14a—9
     40. Bally repeats and realleges paragraphs 1 through 39 as if fully set forth herein.
     41. Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder prohibit the misrepresentation or omission of material facts in proxy solicitations.
     42. Defendants’ Rights Plan Redemption Proposal and Stockholder Proposal and statements with respect thereto constitute solicitations within the meaning of Section 14(a) of the Exchange Act and Rule 14a-9.
     43. Defendants disseminated Defendants’ Disclosure Documents filed pursuant to Section 14(a), including but not limited to those describing the Rights Plan Redemption Proposal and the Stockholder Proposal, throughout the United States by use of the mails and/or means of instrumentalities of interstate commerce, including, but not limited to filings with the Securities & Exchange Commission.
     44. Defendants’ Disclosure Documents, filed pursuant to Section 14(a), are materially misleading and in violation of the federal securities laws for failure to disclose (a) Defendants’ past and current relationships with Hillman including Hillman’s investment in and advisory role with respect to the Liberation entities, (b) Pearlman’s prior employment by and lucrative compensation from Bally, and (c) Pearlman’s history as a corporate raider, including the fact that he has engaged in other proxy contests where he nominated Hillman to his proposed insurgent slate.

EXHIBIT B

Bally Total Fitness Corporation 8700 West Bryn MawAre Chicago Illnois 60631 773-380-8000	Marc D. Bassewitz Senior Vice President, Secretary and General Counsel 773.399.7606 773.399.0126(fax) mbassewitz@ballyfitness.com
November 4, 2005
Mr. Emanuel R. Pearlman
Liberation Investments, L.P.
Liberation Investments, Ltd.
11766 Wilshire Boulevard
Suite No. 870
Los Angeles, California 90025
Re:       Demand for Inspection of Books and Records
Dear Mr. Pearlman:
This is in response to the letter from Liberation Investments, L.P. and Liberation. Investments, Ltd. (together, “Liberation”) dated October 28, 2005 (the “Demand”) requesting the inspection of certain books and records of Bally Total Fitness Holding Corporation (“Bally”). As set forth below, the Demand is deficient for several reasons. Notwithstanding those deficiencies, Bally will permit Liberation to inspect certain of the requested materials, subject to the entry of an appropriate confidentiality agreement.
First, the demand is focused on seeking documents related to the stockholder rights plan, which both you and your counsel praised as an appropriate measure to deter a takeover of Bally at an inadequate price. You challenge one aspect of the definition of “beneficial owner” in the rights plan even though such a provision is found in virtually every rights plan of every public corporation, including those that have been upheld by the Delaware Supreme Court.
As we have discussed, your contention that the rights plan “prevents shareholders holding in excess of 15% of the Company’s stock from jointly nominating a slate of directors or from seeking to change the bylaws” is not accurate. Nothing in the rights plan would prevent, for example, a Liberation representative from serving on a slate proposed by another significant stockholder, or vice versa. The rights plan, like Section 203, would preclude an agreement between Liberation and another significant stockholder (collectively holding more than 15%) with respect to the voting, acquisition or disposition of shares of Bally common stock. However, again, the Delaware courts have accepted such provisions.
Second, with the exception of our chief executive officer Paul Tobaok, each of Bally’s directors are independent under all prevailing legal standards. The background of each has been, or in the case of any new director will soon be, disclosed in Bally’s proxy statement. If Liberation

Mr. Emanuel R. Pearlman
November 4, 2005

possesses information bearing on the independence of any directors, we would hope that you would share such information with us. As to the resignations of three directors (two of whom served only briefly); not one of them asserted any disagreement with the board or with management as the basis for their resignations. Finally, Russell Reynolds Associates (“RRA”) is a world-class firm, which has been and will continue to provide Bally valuable assistance in promptly identifying and vetting director candidates. The fact that one of our independent directors is acquainted with someone at RRA is irrelevant to the independence of the search process, and if anything it should result in that organization giving Bally priority in assisting our efforts to find qualified candidates.
Although your Demand appears to us to be suspect in its true purpose (particularly given its rhetoric and your past rhetoric), in an effort to put these issues to rest and because Bally has nothing to hide, Bally will permit inspection of certain documents. However, the scope of the requested documents is far too broad under well-settled Delaware law.
Subject to the entry of an appropriate confidentiality agreement, Bally will permit the inspection of board and board committee minutes and any materials presented to the board and any board committee related to categories 1 through 8 of the Demand. Such an inspection strikes an appropriate balance between Liberation’s purported desire for information and the permissible scope of a Section 220 demand.
Bally will not permit the inception of the requested stocklist materials at this time. Liberation concedes that it is simply “weighing running a proxy contest.” Accordingly, it is not entitled to stocklist materials.
Please have your counsel contact Raymond J. DiCamillo of Richards, Layton & Finger, P.A. to arrange for the execution of a confidentialy agreement and for the inspection described in this letter. The documents made available will show — contrary to Liberation’s allegations — that the rights plan was adopted after & thorough process which was initiated long before Liberation filed its lawsuit and before Pardus announced its intention to conduct a proxy contest.

Very truly yours,
/s/ Marc D. Bassewitz

Marc D. Bassewitz

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)
LIBERATION INVESTMENTS, LTD.,	)
)
Plaintiffs,	)
)
V.	)	C.A. No. 1779-N
)
BALLY TOTAL FITNESS HOLDING	)
CORPORATION, a Delaware corporation,	)
)
Defendant,	)
)
ORDER REQUIRING THE PRODUCTION
OF BOOKS AND RECORDS
PURSUANT TO 8 DEL. C. §220
     For the reasons set forth during the Court’s December 1, 2005 teleconference in the captioned matter, IT IS HEREBY ORDERED as follows:
     1. By no later than December 8, 2005, Bally Total Fitness Holding Corporation (“Bally”) shall produce, subject to a confidentiality agreement to be agreed upon by the parties, the following books and records to plaintiffs for inspection and copying: all minutes of Bally’s board of directors and/or any committees thereof, and all materials and documents that have been submitted to or considered by Bally’s board of directors and/or any committee thereof, which relate to the matters addressed in categories 1 – 8 of plaintiffs’ October 28, 2005 Demand Letter.
     2. Within three business days following plaintiffs’ filing of a preliminary proxy statement with the Securities and Exchange Commission (“SEC”), subject to a confidentiality agreement to be agreed upon by the parties, Bally shall produce to plaintiffs the stocklist and related materials addressed in categories 9-10 of plaintiffs’ October 28, 2005 Demand Letter.

     3. If at any time following plaintiffs’ filing of a preliminary proxy statement with the SEC and before January 26, 2006, Bally obtains any of the materials addressed in category 11 of plaintiffs’ October 28, 2005 Demand Letter, subject to a confidentiality agreement to be agreed upon by the parties, Bally shall produce such materials to plaintiffs within one business day of their receipt by Bally.
     4. Plaintiffs shall have the right to request that this Court require additional production from Bally upon their review of the information produced in compliance with this Order, and the captioned action shall remain open for that purpose.
SO ORDERED this ___ day of December, 2005.

Chancellor

2

Court: DE Court of Chancery
Judge: Chandler, William B
File & Serve reviewed Transaction ID: 7583128
Current date: 12/6/2005
Case number: 1779-N
Case name: CONF ORDER Liberation Investments LP vs Bally Total Fitness Holding Corp
/s/ Judge William B Chandler III

EXHIBIT C
CITIGATE SARD VERBINNEN
DOW JONES NEWSWIRES — December 20, 2005
Bally Fitness case illuminates issue of holder democracy
By Antonie Boessenkool
20 December 2005
Dow Jones Newswires
WASHINGTON — Shareholder democracy is a principle often endorsed by corporate governance activists, but a proposal from an investor at Bally Total Fitness Holding Corp. (BFT) has observers pondering how much democracy is too much.
Emanuel Pearlman, the chief executive of Liberation Investments L.P., is asking Bally shareholders to grant themselves the right to vote Chief Executive Paul Toback out of office. Once they do so, Pearlman proposes that they exercise that right immediately by firing Toback.
“This is definitely one of those resolutions that’s out there on the cutting edge,” said Executive Vice President Patrick McGurn of shareholder advisory firm Institutional Shareholder Services. “The primary role of the board of directors is to monitor, select or replace the senior management.” If shareholders have that power, he said, it “begs the question, ‘What are boards for?’”
McGurn declined to offer an opinion on whether shareholders ought to adopt Pearlman’s proposal, which is set for a vote at Bally’s annual meeting on Jan. 26, 2006. McGurn said his firm is studying the issue and plans to make a formal recommendation.
“It will be an interesting test case in whether shareholders are ready to change the operative paradigm and whether that would have broader application too.”
It isn’t unusual for shareholders to complain about a chief executive, or even recommend replacing one. Washington Redskins owner Dan Snyder recently won a proxy battle at Six Flags Inc. (PKS), a move that ultimately resulted in the replacement of Chief Executive Kieran Burke.
Snyder, however, sought to influence the board of directors to remove Burke. Under the proposal by Pearlman, whose firm holds a 10.9% Bally stake, the shareholders themselves would fire the chief executive.
Should shareholders have that power?
“God, no,” said Prof. Stephen Bainbridge, a professor of corporate law at UCLA who has written academic papers on the role of directors in running corporations.
Bainbridge disputed the notion that shareholders, as the owners of a company, have a right to directly decide how it is run.

CITIGATE SARD VERBINNEN
DOW JONES NEWSWIRES — December 20, 2005
“When people talk about shareholders owning the corporation, that’s just a lie. There’s nothing there to be owned,” he said.
Shareholder rights, he said, are essentially contract rights. Holders agree to invest money in exchange for board members’ efforts to maximize profits.
“Shareholders only get the rights the contract gives them,” such as electing directors and voting on a few fundamental corporate changes like mergers.
Companies are structured this way to permit efficient decision-making, Bainbridge said. “You have multiple investors with different interests and competing ideas about what the firm should do,” he said. “We have to have this central decision-making body — the board of directors — in order to run the company.”
Bainbridge said his state, California, grapples with issues of representation and democracy through ballot initiatives that allow voters to take a direct hand in state government.
Former Gov. Gray Davis was recalled by California voters, and current Gov. Arnold Schwarzenegger called a special election but had four initiatives rejected by voters in November. Schwarzenegger attributed his defeats to the voters’ desire to have the governor and legislature work together to solve the state’s problems.
In the California and Bally votes, “you’re trying to bypass the way the system of governance works,” Bainbridge said. “Typically what you’re seeing in both (is that) special interest groups are using these ballot initiatives to push some private agenda that may not be shared by shareholders as a whole or voters as a whole.”
Bainbridge said the legality of Pearlman’s move is an open question under the law in Delaware, where Bally is incorporated. Bally’s situation represents a conflict between two provisions of the Delaware code — a provision giving directors control over companies and a provision allowing shareholders to amend companies’ bylaws.
“Bylaws that attempt to take away powers of the board are inconsistent with the law so therefore are probably going to be invalid,” he said.
Bally has filed suit against Liberation Investments in Delaware Chancery Court, asking that the investor’s proposal be declared illegal and invalid. The proposal “violates the most fundamental concept of Delaware corporate law — i.e., that boards of directors, not stockholders, manage the business and affairs of a corporation,” Bally said in a filing with the Securities and Exchange Commission.

CITIGATE SARD VERBINNEN
DOW JONES NEWSWIRES — December 20, 2005
This month, however, the Delaware court refused to invalidate the proposal immediately, delaying a decision until after the Bally vote to see if shareholders approve the measure. Liberation Investments needs 75% of votes for its proposal to pass.
Bally, meanwhile, continues to battle Pearlman’s proposal in federal court, where the company is arguing that Liberation Investments shouldn’t be allowed to tell Bally shareholders that the proposal is valid under Delaware law.
McGurn said Pearlman’s proposal could represent a test case for future activist shareholders who don’t believe a board is serving their interests.
“In a way,” McGurn said, “you can view this sort of resolution as an escalation of the typical proxy fight.” The Liberation Investments proposal, he said, implicitly argues that investors “need to change the paradigm because the current system is so broken.”
-By Antonie Boessenkool, Dow Jones Newswires; 202-862-7139; antonie.boessenkool@dowjones.com

EXHIBIT 99 — 02/09/2005 FORM 8K	Page 1 of 4
EXHIBIT D
EX-99.1 2 ex99_l-020905.htm EXHIBIT 99.1 — 02/09/2005 FORM 8-K
EXHIBIT 99.1

BALLY TOTAL FITNESS 8700 West Bryn Mawr Avenue Chicago, IL 60631 www.BallyFitness.com Jon Harris — Tel. (773) 864-6850
MWW GROUP
Carreen Winters
Tel. (201) 507-9500
cwinters@mww.com
FOR IMMEDIATE RELEASE
Bally Total Fitness Announces the Conclusion of
Previously Disclosed Audit Committee Investigation
Company Moves Quickly to Address Report Findings
•	As previously disclosed, investigation finds multiple accounting errors.

•	Report finds two former and two current finance executives engaged in improper conduct.

•	Company terminates its Controller and its Treasurer for improper conduct.

•	Bally ceases severance payments to Lee Hillman, former CEO and current President of Liberation Investment Advisory Group, LLC, and former CFO John Dwyer. Investigation finds both responsible for multiple accounting errors and for creating a culture of aggressive accounting.

•	Company discloses material weaknesses in internal controls over financial reporting.
CHICAGO, IL — February 8, 2005 — Bally Total Fitness (NYSE: BFT) announced that the Audit Committee of its Board of Directors has completed its previously announced investigation into various accounting issues. The extensive, five-month investigation was led by former Securities and Exchange Commission attorney Herbert F. Janick III of Bingham McCutchen LLP, with forensic audit work conducted by PricewaterhouseCoopers LLP. In addition to the accounting matters previously disclosed from the November 2004 interim report, this report includes the final conclusions on two other accounting issues, as well as an assessment of responsibility. The Company has reported the investigation results to the SEC and continues to fully cooperate in the ongoing SEC investigation.

EXHIBIT 99 — 02/09/2005 FORM 8K	Page 2 of 4
Accounting Findings
Bally Total Fitness previously announced in November 2004 its decision to restate financial statements from January 1, 2000 through the first quarter of 2004, primarily as a result of errors in its revenue recognition methods as identified in the interim report of the Audit Committee investigation. At that time, Bally also announced that the Company’s financial statements and other communications related to the same periods should not be relied upon.
The recently completed investigation also found errors in the Company’s rationale for and implementation of its deferral of membership acquisition costs under Bally’s prior accounting method. The investigation also concluded that the Company took aggressively optimistic positions on several matters related to the analysis of the adequacy of the allowance for doubtful accounts, which were without a reasonable empirical basis. Given the manner in which the Company intends to restate its consolidated financial statements, correction of these errors will not affect the planned presentation of the restated financial statements.
Currently, the Company is focused on completing the restatement of its financial statements for the years ended December 31, 2002 and 2003, completing its 2004 financial statements, and fully supporting its current auditor, KPMG LLP, in the audit of those statements. The Company anticipates filing these financial statements by July 31, 2005. These financial statements may require additional adjustments to the Company’s previously issued financial statements.
Responsibility for Accounting Errors
The Audit Committee’s review found multiple accounting errors in the Company’s financial statements and concluded that the Company’s former Chairman and Chief Executive Officer Lee Hillman (held position from 1996 to 2002) and former Chief Financial Officer John Dwyer (held position from 1996 to 2004) were responsible for multiple accounting errors and creating a culture within the accounting and finance groups that encouraged aggressive accounting.
The investigation found, among other things, that certain accounting policies and positions were suggested and implemented without a reasonable empirical basis and concluded that Mr. Dwyer made a false and misleading statement to the SEC. As a result of the findings, the Company has decided to make no further payments to Messrs. Hillman and Dwyer under their severance arrangements and will evaluate its legal options with respect to these former executives.

EXHIBIT 99 — 02/09/2005 FORM 8K	Page 3 of 4
Both Messrs. Hillman and Dwyer are certified public accountants, previously employed by the Company’s longtime and now former auditors, Ernst & Young LLP, and were partners on the engagement teams that audited Bally’s former parent company for several years prior to joining the Company. Mr. Hillman presently serves as President of Liberation Investment Advisory Group, LLC, as well as a member of the Board of Directors for RCN Corporation, Lawson Products Inc., Wyndham Hotels and Resorts, and HealthSouth Corporation where he serves as chairman of the Company’s audit committee.
The investigation also found improper conduct on the part of the Company’s Vice President and Controller Ted Noncek (from 2001 to 2005) and Vice President and Treasurer Geoff Scheitlin (former Controller from 1997 to 2001). As a result, both have been terminated. Mr. Noncek has been offered the opportunity to consult with the Company on a short-term basis in order to facilitate timely completion of the ongoing audits.
Former Auditors
Although the scope of the investigation did not specifically examine former auditors Ernst & Young, Bally believes that the firm made several errors in the course of their work. The Company is currently evaluating its legal options with respect to Ernst & Young.
Internal Control Over Financial Reporting
Separately, as a result of the investigation and Bally’s efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002, the Company has identified deficiencies in its internal controls over financial reporting. A number of these deficiencies, either individually or in the aggregate, constitute material weaknesses in its internal controls over financial reporting.
These material weaknesses include deficiencies in the Company’s finance and accounting internal control environment, specifically a lack of acceptable and clearly communicated policies reflecting management’s attitudes towards financial reporting and the financial reporting function, the lack of a permanent Chief Financial Officer, ineffective delegation of authority and responsibility, insufficient instruction to employees responsible for significant estimates emphasizing the need to report using accurate and reasonable assumptions and judgments, and insufficiently experienced and trained staff. In addition, these material weaknesses include deficiencies in the controls surrounding the selection and application of accounting principles, specifically ineffective policies requiring contemporaneous documentation of factual support for key judgments applied within its financial reporting process and the retention of that documentation in accordance with a formal document retention policy.

EXHIBIT 99 — 02/09/2005 FORM 8K	Page 4 of 4
Management, with the oversight of the Audit Committee, has been addressing all of these issues and is committed to effectively remediating known material weaknesses as expeditiously as possible. Due to the nature of and the time necessary to effectively remediate each of the material weaknesses identified to date, the Company expects to conclude that some of these material weaknesses will not have been effectively remediated by December 31, 2004. As a result, the Company believes that KPMG will not be able to issue an unqualified opinion on the effectiveness of the Company’s internal controls in the Company’s 2004 Annual Report on Form 10-K.
The Bally Board of Directors commended the members of the Audit Committee and their legal and forensic accounting experts, thanking them for tirelessly dedicating their time and efforts to a fair and honest review of these matters.
Bally Chairman and CEO Paul Toback commented, “The completion of the Audit Committee investigation is another important step toward putting our past accounting and financial issues behind us. We are sending a clear message that the culture that allowed this type of aggressive accounting will not be tolerated. While we recognize that we still have much work ahead in order to restore investor confidence, our team is committed to earning that trust through the timely and accurate reporting of our financial results, improvements in financial and operational performance and a commitment to strong corporate governance.”
About Bally Total Fitness
Bally Total Fitness is the largest and only nationwide commercial operator of fitness centers, with approximately four million members and 440 facilities located in 29 states, Mexico, Canada, Korea, China and the Caribbean under the Bally Total Fitness(R), Crunch Fitness(SM), Gorilla Sports(SM), Pinnacle Fitness(R), Bally Sports Clubs(R) and Sports Clubs of Canada(R) brands. With an estimated 150 million annual visits to its clubs, Bally is dedicated to improving the lives of active, fitness-conscious consumers and being the leader in providing health and fitness services and products.
Forward-looking statements in this release including, without limitation, statements relating to the Company’s plans, strategies, objectives, expectations, intentions, and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: the outcome of the SEC investigation and any further or future internal investigation, conducted by the Company; actions taken in response to the Audit Committee report; the review and restatement of its previously announced or filed financial results; the audit of the restated financial statements; the identification of one or more additional issues that require restatement of one or more prior period financial statements; the impact of the existence of material weaknesses in internal controls over financial reporting; the general economic and business conditions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or the impact of existing or future litigation or governmental proceedings; acceptance of new product and service offerings; changes in business strategy or plans; quality of management; availability, terms, and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with, government regulations; regional weather conditions and other factors described in prior filings of the Company with the Securities and Exchange Commission.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 1 of 33
EXHIBIT E
EX-99.1 4 ex99_1-121002.htm EXHIBIT 99.1 — 12/10/2002 FORM 8-K
EXHIBIT 99.1
SEPARATION AGREEMENT
     This Agreement is made as of December 10, 2002 (the “Effective Date”), by and between Lee S. Hillman (the “Executive”) and Bally Total Fitness Holding Corporation, a Delaware corporation (the “Company”).
     WHEREAS, the Executive has been employed by the Company as its Chairman, President and Chief Executive Officer, pursuant to a 2002 Amended and Restated Employment Agreement by and between the Company and the Executive, dated as of March 5, 2002 (the “Employment Agreement”);
     WHEREAS, the Executive is hereby resigning from his position as President and Chief Executive Officer of the Company, member and Chairman of the Board of Directors of the Company (the “Board”), and from all other positions with the Company and its subsidiaries or affiliates effective as of the Effective Date; and
     WHEREAS, the Executive and the Company desire to set forth the terms of the Executive’s separation from the Company.
     NOW THEREFORE, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.	Resignation: Payments; etc.
a)	Resignation. The Executive hereby resigns, as of the Effective Date, from his position as President and Chief Executive Officer of the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 2 of 33
Company, member and Chairman of the Board, and from all other positions with the Company and its subsidiaries or affiliates.

b)	Cash Payments.
(i)	The Company shall pay to the Executive a lump sum in cash of (x) $750,000 on the Revocation Date (as hereinafter defined) and (y) $550,000 on January 2, 2003. In addition, the Executive shall be entitled to receive (x) his vested and unvested amounts credited to the Executive’s account under the Bally Total Fitness Management Retirement Savings Plan on January 2, 2003, or as soon thereafter as permitted under such plan and (y) his vested benefits under the Company Employees Savings Trust 401(k) Plan, in accordance with the terms thereof.

(ii)	For a period of 24 months, on the first business day of each month commencing on January 2, 2003, the Company shall pay to the Executive by wire transfer of immediately available funds, a monthly payment in the amount of $109,895.83.

(iii)	Promptly upon execution of this Agreement, the Executive shall provide the Company with wire transfer instructions for the payments to be made pursuant to this Section l(b).

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 3 of 33
c)	Stock Options; Restricted Stock.
(i)	At any time on or before December 31, 2005, the Executive may elect, in accordance with the terms of the Company’s “cashless exercise” program, to exercise in part or in full the options to purchase common stock, par value $.01 per share of the Company (“Common Stock”), granted to the Executive pursuant to the Option Agreements (as hereinafter defined). Any such exercise shall be pursuant to the cashless exercise procedures referred to in Section 11.2 of the 1996 Long-Term Incentive Plan of the Company, as amended.

(ii)	In connection with the execution of this Agreement, the Company and the Executive are entering into an amendment to the Option Agreements pursuant to which (a) all unvested options covered by the Option Agreements shall become immediately vested and exercisable and (b) the exercise period under each of the Option Agreements shall be extended until December 31, 2005. The term Option Agreements shall mean the Award Agreements evidencing the grant of options to the Executive to purchase 150,000 shares of Common Stock entered into as of November 19, 1996 and amended as of August 10, 2001

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 4 of 33
(the “1996 Option Agreement”), 125,000 shares of Common Stock entered into as of November 21, 1997 and amended as of August 10, 2001, 50,000 shares of Common Stock entered into as of each of September 21, 1999 and December 5, 2000, each as amended as of August 10, 2001 and 60,000 shares of Common Stock entered into as of September 20, 2001 (collectively, the “Option Agreements”).

(iii)	If at anytime after September 15, 2003, the Executive exercises on one or more occasion any or all of the options to purchase up to 150,000 shares underlying the 1996 Option Agreement on a cashless basis pursuant to Section l(c)(i) hereof and on the date of exercise the per share closing price of the Common Stock on the day immediately preceding the date of exercise is less than $8.31, the Company promptly shall deliver to the Executive a cash payment in an amount equal to the product of (x) the number of shares such option is being exercised for multiplied by (y) the difference between $8.31 and $5.125, which is the amount of the exercise price of the options underlying the 1996 Option Agreement (the “Downside Protection Payment”). Any such payment shall be

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 5 of 33
in full satisfaction of the payments otherwise due upon any such exercise. The Downside Protection Payment shall be subject to equitable adjustments in the event of any stock split, recapitalization or similar transaction affecting the Common Stock or the exercise price of the options underlying the 1996 Option Agreement.

(iv)	In connection with the execution of this Agreement, the Company and the Executive are entering into an amendment to the Restricted Stock Award Agreement dated as of September 20, 2001 between the Company and the Executive, as amended as of June 6, 2002, and the Restricted Stock Award Agreement dated as of April 1, 2002 between the Company and the Executive, as amended as of June 6, 2002 (collectively, the “Restricted Stock Agreements”), pursuant to which all restrictions with respect to the Shares (as defined in the Restricted Stock Agreements) shall lapse on, and certificates for the Shares shall be distributed to Executive as soon as reasonably practicable on or after the Revocation Date, notwithstanding Executive’s termination of employment by the Company or the occurrence or non-occurrence of any other event; provided

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 6 of 33
that the Executive shall have delivered to the Company a bank cashier’s check or wire transfer in the amount sufficient to satisfy the Company’s withholding obligations due as a result of the delivery of the shares of Common Stock to the Executive.
d)	Benefits. For a period commencing on the Effective Date and ending on December 31, 2005 (the “Benefits Period”), the Executive (and his immediate family members) shall be entitled to continued coverage under the Company’s medical, prescription drug, dental, hospitalization and life insurance plans at levels afforded other senior executive officers of the Company and consistent with that afforded under the Company’s policies. In addition, during the Benefits Period the Company will provide the Executive with (i) disability insurance under the CIGNA group policy with a benefit of $10,000 per month, (ii) supplemental disability insurance in an amount which, when combined with the CIGNA group policy, will provide a benefit amount equal to $32,500 per month and (iii) an amount equal to two hundred percent (200%) of the premium (and any other costs) necessary to maintain in full force and effect a policy of term insurance on the life of the Executive in an amount equal to $2,000,000. In the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 7 of 33
event that the terms of any such employee benefit plan maintained by or on behalf of the Company prohibit the Executive from receiving coverage thereunder, the Company shall provide the Executive with the after tax economic equivalent of such benefits. The economic equivalent of any benefit forgone shall be deemed the cost that would be incurred by the Executive in obtaining such benefit on the reasonably lowest available basis. At such times and to the extent that the Executive in fact receives benefits of equal or better value from another employer, the Company shall not be required to provide duplicative benefits to the Executive.

e)	Warrants. Promptly after the execution of this Agreement, the Company and the Executive shall enter into an amendment to the Warrant Agreement dated as of December 29, 1995 between the Company and Bally Entertainment Corporation (the “Warrant Agreement”), pursuant to which (i) the Exercise Deadline (as defined in the Warrant Agreement) shall be extended to December 31, 2007, (ii) so long as the Executive (or his heirs) owns the warrants underlying Warrant Certificate No. W-3 issued to the Executive by the Company (“the Warrants”), the Exercise Price (as defined in the Warrant Agreement) shall be subject to being reduced in an amount by which $8.31 exceeds

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 8 of 33
the Closing Price (as defined in the Warrant Agreement) on the trading day immediately preceding the date of exercise, with a maximum reduction of $1.00 per share (subject to equitable adjustments in the event of any stock split, recapitalization or similar transaction affecting the Common Stock) and (iii) the Executive shall be responsible for any taxes due or payable by him in connection with the execution of the amendment or otherwise in connection with the Warrants. In addition, the Company and the Executive shall promptly enter into an amendment of that certain Registration Rights Agreement originally entered into as of the 29th day of December, 1995 between the Company and Bally Entertainment Corporation (the “Registration Rights Agreement”) to provide the Executive one demand right for shelf registration (the “Shelf Registration Statement”) with respect to the shares of Common Stock underlying the Warrants. Subject to the terms of the Registration Rights Agreement, as amended, the Company shall agree to keep the Shelf Registration Statement effective from the date of demand by the Executive through the earlier of the date which is 30 days after the last day which the Warrants may be exercised pursuant to the Warrant Agreement or the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 9 of 33
date all shares registered pursuant to the Shelf Registration Statement have been sold.

e)	Put Right.
(i)	Subject to the terms and conditions hereof, the Executive shall be entitled, by giving notice to the Company (the “Put Notice”) at anytime during the one week period commencing on September 15, 2003 and ending at 5:00 p.m. Chicago time on September 21, 2003, to require the Company to purchase at the Put Purchase Price (as defined below) all or part of the 204,000 shares of Common Stock beneficially owned by the Executive as of the Effective Date (the “Put Right”). The Put Notice shall (x) specify the amount of shares of Common Stock to be sold, (y) contain an irrevocable commitment to sell such Common Stock in the manner set forth in this Section l(f) and (z) specify the date such shares are to be sold (which date shall be not less than 10 business days nor more than 20 business days after the delivery of the Put Notice (the “Put Closing Date”).

(ii)	The aggregate purchase price for the shares of Common Stock to be purchased pursuant to the Put Right shall be equal to the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 10 of 33
product of (x) the number of shares of Common Stock to be purchased multiplied by (y) $8.31 (the “Put Purchase Price”). The Put Purchase Price shall be subject to equitable adjustments in the event of any stock split, recapitalization or similar transaction affecting the common stock.

(iii)	The consummation of the transactions pursuant to an exercised Put Right shall take place on the Put Closing Date in accordance with this Section l(f). On the Put Closing Date the Company shall pay the Put Purchase Price by cashier’s check or wire transfer of immediately available funds to an account designated by the Executive in exchange for the Common Stock being purchased. The Executive shall cause the shares of Common Stock being purchased pursuant to the Put Right to be delivered to the Company at the closing free and clear of all liens, charges or encumbrances of any kind and shall take all such actions as the Company reasonably requests to vest in the Company title to such shares being purchased free of any lien, charge or encumbrance.

(iv)	The Company shall have the right to assign the obligation to purchase the shares underlying the Put Right to a third party

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 11 of 33
reasonably acceptable to the Executive, provided that any such assignment shall not relieve the Company from its obligations under this Section l(f) in the event the assignor fails to satisfy its obligation to purchase the shares subject to the Put Right. In connection with any such assignment, the Executive shall take any actions reasonably requested by such third party in connection with such assignment, including entering into a new agreement with such third party that would govern the Put Right and contain customary provisions relating generally to put rights. The Company shall reimburse the Executive for reasonable counsel fees and expenses incurred by the Executive in connection any such assignment.
g)	Office Space; Personal Assistant. In order to initially facilitate the Executive’s cooperation with the Company in accordance with Section 5 of this Agreement, the Company shall reimburse the Executive for the cost of furnished office space, two phone lines, voicemail, a facsimile line and two e-mail accounts, at a location selected by the Executive other than the Company’s facilities, for a 12-month period commencing January 1, 2003, at an aggregate cost not to exceed $7,500 per month. The Executive shall continue to have the services

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 12 of 33
of his personal assistant (or, in the event his personal assistant is no longer employed by the Company, another personal assistant with comparable skills) who shall work from the Executive’s offsite office location, who shall continue to receive from the Company salary and all employee benefits to which other employees of the Company are entitled until December 31, 2003. In connection with the foregoing, the Executive and his personal assistant shall continue to have access to their voicemail boxes (or shall have their calls automatically forwarded) until January 31, 2003. The Executive hereby agrees to release, hold harmless and indemnify the Company for any and all claims, demands, causes of action and controversies which may be brought by such personal assistant against the Company as a result of the Executive’s actions after the Effective Date.

h)	Health Club Memberships. Subject to the Company’s normal rules and limitations, until December 31, 2005, the Executive shall have the right, free of charges, to club memberships for himself, his immediate family and 25 others, at health and fitness club facilities operated by the Company and its affiliates.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 13 of 33
i)	Other. In addition to the foregoing,
(i)	the Executive acknowledges that, except for accrued but unpaid salary from the last regularly scheduled payroll period through the Effective Date and unreimbursed business expenses incurred by Executive in the performance of his responsibilities and duties for the Company (the “Accrued Cash Obligations”), each of which the Company agrees to pay (in accordance with the terms of the Company business expense polices with respect to the expenses incurred by the Executive in the performance of his responsibilities and duties for the Company), he has received all salary payments and all other amounts due him through the Effective Date and that except for the Accrued Cash Obligations no further salary or other compensation for services rendered is due to him for services rendered through the Effective Date;

(ii)	notwithstanding anything to the contrary in this Agreement or any other agreement, the Executive acknowledges that (a) he is responsible for all taxes that he may incur with respect to any of the consideration to be delivered to him under this Agreement or otherwise in connection with the transactions contemplated

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 14 of 33
hereby, including, without limitation, any taxes that he may incur under the Option Agreements, the Restricted Stock Agreements or the Warrant Agreement or as a result of the exercise or receipt of securities thereunder or the amendments thereto (the “Payments”), notwithstanding anything to the contrary contained in the Option Agreements, Restricted Stock Agreements or the Warrant Agreement and (b) the Company shall be permitted to deduct all applicable withholding taxes to the extent required by law from the Payments and to require the Executive to pay by cashier’s check or wire transfer such withholding taxes; and

(iii)	the Company shall promptly notify the Executive of any taxes that it has determined to withhold from the Payments.
2.	Restrictive Covenants The Executive acknowledges that the Company’s trade secrets, information concerning products and services and their development, technical information, marketing and sales activities and procedures, promotion and pricing techniques and credit and financial data concerning the Company and its customers are valuable, special and unique assets of the Company, access to and knowledge of which have been gained by virtue of the Executive’s position and involvement with the Company. Accordingly,

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 15 of 33
and in partial consideration for the payments and benefits provided for in Section 1 hereof, the Executive agrees to be bound by the restrictive covenants and the other agreements contained in this Agreement to the maximum extent permitted by law, it being the intent and spirit of the parties that the restrictive covenants and the other agreements contained herein shall be valid and enforceable in all respects.
a)	Noncompetition. The Executive shall not, during the eighteen (18) month period commencing on the Effective Date, directly or indirectly:
(i) be, or be engaged or serve as, a partner, officer, director, employee, equity holder or consultant by any entity (other than Holmes Place, P.L.C.) which is engaged in the operation of health or fitness clubs within five (5) miles of any facility which on the Effective Date is owned, managed or under development or to be owned or managed by the Company and/or by a franchisee of the Company (“Facility”); provided, however, that the ownership of not more than one percent (1%) of the stock in a publicly-traded corporation shall not be deemed violative of this Section 2; and provided further, however, that the foregoing shall not be construed to prohibit the Executive from conducting speaking engagements for industry associations, hospitals,

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 16 of 33
not-for-profit entities and other similar organizations; and (ii) induce any person who is an officer of the Company to terminate said relationship or employ, or assist in employing or otherwise associate in a business related to the Company’s business with any officer or employee of the Company who held such position within three (3) months before the Effective Date provided, however, that the foregoing shall not prohibit the Executive from employing, directly or indirectly through a company or organization of which the Executive is an officer or employee, the personal assistant referred to in Section 1(g) of this Agreement.

b)	Confidentiality. The Executive shall not disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner, in competition with, or contrary to the interests of the Company, the customer lists, pricing information, business strategies, expansion plans, inventions, ideas, discoveries, manufacturing methods, product research or engineering data or other trade secrets of the Company (collectively, the “Trade Secrets”), it being acknowledged by the Executive that all such information regarding the business of the Company compiled or obtained by, or furnished to, the Executive while he shall have been employed by or associated with the Company

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 17 of 33
is confidential information and the exclusive property of the Company. The Company acknowledges that the Executive possesses substantial experience and know-how in the health and fitness club industry and that the application of such experience and know-how to the activities of Holmes Place, P.L.C. shall not constitute a breach of this Section 2, provided that the Executive does not disclose or divulge Trade Secrets to Holmes Place, P.L.C. or its representatives. In addition, the obligations of confidentiality set forth in this Section 2 shall not apply (i) with respect to Trade Secrets that become generally available to the public other than as a result of disclosure by Executive or (ii) to the extent that disclosure is required by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process; provided, however, that the Executive shall give the Company prompt notice of any such request or demand for such information upon his receipt of same and the Executive shall reasonably cooperate with the Company in any application the Company may make seeking a protective order barring disclosure of the Trade Secrets by the Executive.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 18 of 33
c)	Solely for purposes of this Section 2, the term “Company” shall be deemed to include Bally Total Fitness Holding Corporation and each of its subsidiaries, affiliates, franchisees and joint ventures to which Bally Total Fitness Holding Corporation or any of its subsidiaries, affiliates, franchisees, joint ventures or is a party, together with their respective successors or assigns, which are involved primarily in the operation or management of health or fitness facilities.
3.	Standstill Agreement. The Executive, during the twenty-four (24) month period commencing on the Effective Date, agrees that he shall not, and shall cause any person or entity controlled by him not to: (i) in any manner acquire, agree to acquire or make any proposal to acquire ownership directly or indirectly (including, but not limited to beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any securities entitled to vote in the election of directors or other equity interests in the Company or any rights or options to acquire such ownership other than the acquisition of Common Stock pursuant to the Option Agreements, the Restricted Stock Agreements and the Warrant Agreement; (ii) solicit proxies or consents, directly or indirectly, or become a “participant” in any “solicitation” (as such forms are defined in Regulation 14A under the Exchange Act) of proxies or consents to vote, or seek to advise

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 19 of 33
or influence any person with respect to the voting of, any securities entitled to vote in the election of directors of the Company; (iii) with respect to any securities entitled to vote in the election of directors of the Company, form, join or be part of any “group” (within the meaning of Section 13(d)(3) of the Exchange Act); (iv) serve, or agree to serve, as a director, nominee for director, officer, employee or consultant of the Company (other than to fulfill his obligations under Section 5 of this Agreement); (v) otherwise act, alone or in concert with others, to seek to control or influence the management or Board or policies of the Company; (vi) initiate any communications with any employee of the Company concerning any possible acquisition of the Company or transaction related to the management or control of the Company; (vii) disclose any intention, plan or arrangement inconsistent with any of the foregoing; or (viii) advise, assist or encourage any other person in connection with any of the foregoing.

4.	Rights and Remedies Upon Breach. If either party breaches, or threatens to commit a breach of, any of the provisions of this Agreement, the non-breaching party shall have the following rights and remedies, each of which shall be independent of the others and severally enforceable, and each of which shall be in addition to, and not in lieu of, any other rights or remedies available to the non-breaching party at law or in equity under this Agreement,

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 20 of 33
or otherwise:
a)	Specific Performance. The right and remedy to have each and every one of the covenants in this Agreement specifically enforced and the right and remedy to obtain injunctive relief, it being agreed that any breach or threatened breach of any of the covenants in this Agreement would cause irreparable injury to the non-breaching party and that money damages would not provide an adequate remedy to the non- breaching party.

b)	Accounting. The right and remedy to require the Executive to account for and pay over to the Company and its subsidiaries, successors or assigns, as the case may be, all compensation, profits, monies, accruals, increments or other benefits derived or received by the Executive that results from any transaction or activity constituting a breach of this Agreement.

c)	Severability of Covenants. The Executive acknowledges and agrees that the restrictive covenants in this Agreement are reasonable and valid in geographic, temporal and subject matter scope and in all other respects, and do not impose limitations greater than are necessary to protect the goodwill, proprietary information, and other business interests of the Company. If, however, any court of competent jurisdiction

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 21 of 33
subsequently determines that any of the restrictive covenants, or any part thereof, is invalid or unenforceable, the remainder of the restrictive covenants shall not thereby be affected and shall be given full effect without regard to the invalid portions.

d)	Blue-Penciling. If any court of competent jurisdiction determines that any of the restrictive covenants, or any part thereof, is unenforceable because of the duration or geographical and/or subject matter scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable law.

e)	Enforceability in All Jurisdictions. The Executive intends to and hereby confers jurisdiction to enforce each and every one of the covenants in this Agreement upon the courts of any jurisdiction within the geographic scope of such restrictive covenants. If the courts of any one or more of such jurisdictions hold the restrictive covenants unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the Executive that such determination shall not bar or in any way affect the Company’s, or any of its subsidiaries’, affiliates’, successors’ or assigns’ right to the relief provided above in the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 22 of 33
courts of any other jurisdiction within the geographic scope of such restrictive covenants, as to breaches of such restrictive covenants in such other respective jurisdictions, such restrictive covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants. Notwithstanding the foregoing, the Company and the Executive acknowledge that, in the event that the Company seeks to enforce the covenants in this Agreement, the Company will first seek to enforce such covenants in the courts of the State of Illinois and of the United States located in Chicago, Illinois, and the Company will only seek to enforce the covenants in this Agreement in a court in jurisdiction other than the courts of the State of Illinois and of the United States located in Chicago, Illinois, if such court(s) in Illinois fails to fully enforce any such covenant in such jurisdiction. In the event that the Company seeks to enforce the covenants in this Agreement in a jurisdiction other than the courts of the State of Illinois and of the United States located in Chicago, Illinois, the Executive shall not raise a defense of res judicata, claim preclusion or issue preclusion based on the prior action in the courts of the State of Illinois and of the United States located in Chicago, Illinois.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 23 of 33
5.	Cooperation. The Executive agrees to cooperate reasonably in the Company’s handling or resolution of any matter in which the Executive was involved in the course of his employment, provided that such requests shall not be unduly burdensome. By way of example only, such obligation of reasonable cooperation may include furnishing information and assisting the Company in legal proceedings. Promptly following submission of a written statement by the Executive, the Company shall reimburse the Executive his reasonable out-of-pocket costs and other reasonable expenses incurred in connection with his cooperation pursuant to this Section.

6.	Releases.
a)	Release by Executive.
(i)	The Executive, on behalf of himself and his agents, assignees, attorneys, heirs and executors (the “Executive Releasors”), agrees to and does hereby forever release the Company, any affiliated companies, and their past and present parents, subsidiaries, and present and former employees, officers, directors, shareholders, agents, successors and assigns of any of them (such individuals as described and such corporate entities collectively, the “Company Releasees”) from any and all

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 24 of 33
claims, demands, causes of action, controversies, agreements, promises and remedies, of any type which the Executive may have as of the date hereof, whether known or unknown, including without limitation, arising out of the Employment Agreement or otherwise in connection with or in relationship to the Executive’s capacity as an employee, officer or director of the Company or any of its subsidiaries or affiliates, and the termination of any such capacity, other than with respect to the rights expressly preserved in this Agreement, the Option Agreements, the Restricted Stock Agreements, the Warrant Agreement, the Registration Rights Agreement or the indemnification rights referenced in clause (ii) (such released claims are collectively referred to herein as the “Released Executive Claims”). Without any limitation on the foregoing, the Released Executive Claims shall include any claims arising under the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Illinois Human Rights Act and all other federal, state and local labor and anti-discrimination laws, each as amended.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 25 of 33
(ii)	Notwithstanding the foregoing, the Executive does not waive, and “Released Executive Claims” shall not include, any rights to which he may be entitled (A) to seek to enforce this Agreement, the Option Agreements, the Restricted Stock Agreements, the Warrant Agreement, the Registration Rights Agreement or the indemnification rights referenced in this clause (ii), or (B) to obtain contribution as permitted by law in the event of the entry of judgment against him as a result of any act or failure to act for which both the Executive and the Company are held to be jointly liable. The Executive shall have all rights of indemnification provided by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of the Company (the “Charter”), the Amended By-laws of the Company (the “By-laws”) and the Indemnification Agreement dated January 3, 1996 between the Company and the Executive (the “Indemnification Agreement”), each as they exist on the Effective Date.

(iii)	The Executive, on behalf of himself and the Executive Releasors, promises never to file a lawsuit asserting any Released Executive Claims against the Company Releasees.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 26 of 33
b)	Release by the Company.
(i)	The Company, on behalf of itself and any affiliated companies and their past and present parents and subsidiaries (the “Company Releasors”), agrees to and does hereby forever release the Executive and his family, estate, agents, attorneys, heirs, executors, successors and assigns (the “Executive Releasees”) from any and all known claims, demands, causes of action, controversies, agreements, promises and remedies, of any type which any of the Company Releasors may have as of the date hereof, including, without limitation, any rights arising out of or otherwise in connection with or in relationship to the Executive’s capacity as an employee, officer or director of any of the Company Releasors (the “Released Company Claims”).

(ii)	Notwithstanding the foregoing, the Company does not waive, and “Released Company Claims” shall not include, any rights to which the Company may be entitled to seek to enforce this Agreement.

(iii)	The Company, on behalf of itself and the Company Releasors, agrees never to file a lawsuit against the Executive Releasees asserting any Released Company Claims.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 27 of 33
(iv)	In addition to the Executive’s indemnification rights referenced in Section 6(a)(ii), in the event that the Company files a lawsuit against the Executive for any unknown claims, demands, causes of action, controversies, agreements, promises or remedies, of any type which it may have as of the date hereof, the Executive shall have the right to require the Company to promptly advance, upon receipt of invoices, the attorney’s fees incurred by the Executive in defending any such lawsuit, provided that the Executive hereby undertakes to repay such fees to the Company if it shall ultimately be determined that the Executive is not entitled to indemnification under the Delaware General Corporation Law, the Charter, the By-laws or the Indemnification Agreement or if the Company ultimately prevails in any such suit.
7.	Miscellaneous.
a)	Mutual Nondisparagement. The Executive shall not make any public statements, encourage others to make statements or release information intended to disparage or defame the Company, its subsidiaries or affiliates or their products or services or their officers, directors, managers or employees. The Company, on behalf of itself and its

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 28 of 33
subsidiaries and affiliates shall not make any public statements, encourage others to make statements or release information intended to disparage or defame the Executive. Notwithstanding the foregoing, nothing in this Section 7(a) shall prohibit any person from (i) making truthful statements when required by order of a court or other governmental body having jurisdiction or (ii) making truthful statements in private conversations in connection with seeking employment or other occupational engagements such as consulting relationships or advising boards of directors that are not intended for public dissemination.

b)	Submission to Jurisdiction. Subject to Section 4, the parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the State of Illinois and of the United States located in Chicago, Illinois over any suit, action or proceeding arising out of or relating to this Agreement. The parties hereby irrevocably and unconditionally waive any objection that the laying of venue of any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

c)	General. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and the Company. No waiver

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 29 of 33
by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of any similar or dissimilar provisions or conditions at the same or any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware without regard to its conflicts of law principles.
8.	Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
9.	Notices. For the purpose of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be sent by messenger, overnight courier, certified or registered mail, postage prepaid and return receipt requested or by facsimile transmission to the parties at their respective addresses and fax numbers set forth below or to

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 30 of 33
such other address or fax number as to which notice is given.

If to the Executive:	Lee S. Hillman
[REDACTED]
Fax: [REDACTED]; with a copy to:

Jenner & Block, LLC
One IBM Plaza
Chicago, IL 60611
Attention: Jerold S. Solovy
William D. Heinz
Thomas A. Monson
Fax: 312-527-0480

If to the Company:	Bally Total Fitness Holdings Corporation
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
Attention: General Counsel
Fax: 773-399-0126
Notices, demands and other communications shall be deemed given on delivery thereof.
10.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
11.	Entire Agreement; Effect on Employment Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 31 of 33
written, by either party or by any officer, employee or representative of either party hereto. Without limiting the generality of the foregoing, as of the Effective Date, the Employment Agreement shall become null and void and of no further force and effect.

12.	Review and Revocation. The Executive acknowledges that the Company has advised him to consult with an attorney of his choosing prior to signing this Agreement. The Executive understands and agrees that he has the right and has been given the opportunity to review this Agreement and, specifically, the release in Section 6 hereof, with an attorney of his choice. The Executive also understands and agrees that he has entered into this Agreement freely and voluntarily. The Executive has twenty-one (21) days to consider the release of his rights, although he may sign this Agreement sooner if he so desires. Furthermore, once the Executive has signed this Agreement, he has seven (7) additional days from the date he signs it to revoke his consent to the release of his rights. The Executive’s release of his rights will not become effective until seven (7) days after the date he has signed this Agreement (the expiration of such 7th day being referred to herein as the “Revocation Date”). In the event that the Executive revokes, on or before the Revocation Date, his consent to the release of his rights, the Executive shall return all amounts paid by the Company pursuant to this Agreement, and the Company and the

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 32 of 33
Executive shall execute such further instruments as may be necessary to restore them to their respective rights prior to the execution of this Agreement, including without limitation, the nullification of the amendments to the various equity awards contemplated herein.

13.	No Admission of Wrongdoing. The Company’s offer to the Executive of this Agreement and the payments and benefits set forth herein is not intended to, and shall not be construed as, an admission of liability by the Company or of any improper conduct on the Company’s part, all of which the Company specifically denies.

14.	Representations of the Company. The Company represents and warrants to the Executive that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized on behalf of the Company and that all corporate action required to be taken by the Company for the execution, delivery and performance of this Agreement has been duly take by the Company.

15.	Expenses. The Company agrees to reimburse the Executive, in an amount not to exceed $100,000, with respect to the reasonable fees and expenses of Jenner & Block, LLC in connection with the negotiation of this Agreement.

EXHIBIT 99.1 — 12/11/2002 FORM 8-K	Page 33 of 33
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

/s/ Lee S. Hillman
Lee. S. Hillman

BALLY TOTAL FITNESS HOLDING CORPORATION
By:	/s/ Gary A. Gaan
	Name:	Gary A. Gaan
	Title:	Senior Vice President

33